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info@titanmedicalinc.com • www.titanmedicalic.com

Titan Medical Reports Second Quarter 2017 Financial Results

TORONTO (August 8, 2017) – Titan Medical Inc. (TSX: TMD) (OTCQB: TITXF), a medical device company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (MIS), announces financial results for the three and six months ended June 30, 2017.

All financial results are reported in U.S. dollars, unless otherwise stated. The unaudited condensed interim financial statements and management’s discussion and analysis for the period ended June 30, 2017 may be viewed on SEDAR at www.sedar.com.

David McNally, President and CEO of Titan Medical, said, “The second quarter of 2017 was exciting and productive as we took several important steps to advance the development of our SPORT Surgical System (SPORT). Importantly, we completed the initial formative human factor studies. We also began the process of partnering with renowned robotic surgery training centers for feasibility and validation studies. We signed the first of three contemplated agreements with Florida Hospital Nicholson Center in Orlando during the second quarter. These studies will support our regulatory filings and we are on track to confirm the signing of the remaining two facilities during the third quarter. We expect to begin conducting live animal studies in the fourth quarter of 2017.”

Mr. McNally continued, “We strengthened our executive team with the recruitment of Curtis Jensen as Vice President of Quality and Regulatory Affairs. In addition, we continued to gain visibility for Titan Medical and for SPORT in the medical device industry. In June we were named the Best Canadian IP Department at the 2017 International Legal IP Alliance Summit Awards. We also completed a two-part public offering and raised gross proceeds of approximately CDN $6.9 million, which will allow us to begin feasibility and validation studies.”

Operational highlights for the second quarter of 2017 and recent weeks include:

•	On May 17, 2017 Titan announced the completion of initial formative human factor studies for SPORT.
•	On April 26, 2017 Titan announced it was granted a U.S. patent related to SPORT robotic instruments.
•	On April 3, 2017 Titan announced the hiring of Curtis Jensen as Vice President of Quality and Regulatory Affairs.
•	On June 7, 2017 Titan announced it was granted a European patent related to SPORT robotic instruments.
•	On June 19, 2017 Titan was named Best Canadian IP Department at the 2017 International Legal IP Alliance Summit & Awards.

•	On June 29, 2017 Titan announced the first closing of a public offering of units.
•	On July 10, 2017 Titan announced it will partner with Florida Nicholson Center for SPORT feasibility and validation studies.
•	On July 21, 2017 Titan announced the second closing of a public offering of units.
•	On August 1, 2017 Titan announced Longtai Medical agreed to convert its distributorship deposit to Titan equity.

Financial highlights for the second quarter of 2017 and recent weeks include (all comparisons are with the second quarter of 2016, unless otherwise stated):

•	Research and development expenses for the second quarter of 2017 were $2,704,054, compared with $7,662,739.
•	Net and comprehensive loss for the second quarter of 2017 was $1,865,913, compared with a net and comprehensive loss of $7,934,874.
•	Completed a two-part public offering for gross proceeds of CDN $6,905,228.
•	Cash and cash equivalents as of June 30, 2017 were $6,838,358, compared with $4,339,911 as of December 31, 2016.

About Titan Medical Inc.

Titan Medical Inc. is focused on the design and development through the planned commercialization of a robotic surgical system for use in MIS. The Company’s SPORT SurgicalSystem, currently under development, includes a surgeon-controlled robotic platform that features multi-articulating instruments for performing MIS procedures through a single incision. The surgical system also includes a workstation that provides a surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view inside a patient’s body. The SPORT Surgical System is designed to enable surgeons to perform a broad set of general abdominal, gynecologic and urologic procedures. For more information, visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s AnnualInformation Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACTS:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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